

Offering Statement for Whooshh Innovations Inc. ("Whooshh Innovations")

Whooshh Innovations Inc. ("Whooshh Innovations," the "Company," "we," or "us"), a Delaware Corporation incorporated on December 22, 2007, is holding the following offering:

Up to $1,235,000 in Common Stock at $2.00 per share with a minimum target amount of $10,000.00.

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,235,000 | 617,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00 per Share
Minimum Investment Amount (per investor): $500.00 | 250 shares of Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500.00. The Company must reach its Target Offering Amount of $10,000.00 by October 31, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Reservation Bonus: If within 10 days of the official offering opening those who reserved shares during the reservation period commit to pay their Reservation Amount or more, they will receive an additional 12.5% bonus shares at the end of the offering term.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

**Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonuses share perks because they would be receiving a benefit from their IRA account.

***fractional shares will be rounded up

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

This document is generated by PicMii Crowdfunding, LLC d/b/a Highlander Crowdfunding ("Highlander"), which is not a registered broker-dealer. Highlander does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Highlander has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Highlander nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding, LLC d/b/a Highlander Crowdfunding ("Highlander"), a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact Highlander:

hello@highlander.ai

Highlander does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and

those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

LUMINATE BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found in the company's SEC filings here:

https://www.whooshh.com/investor-information/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

Issuer Information

Whooshh Innovations Inc.

2001 West Garfield Street, Bldg 156, Seattle, WA 98119

Eligibility

The following are true for Whooshh Innovations Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The Company filed its annual reports required under Regulation Crowdfunding § 227.202 for fiscal years 2023 and 2024 after the 120-day deadline. Other than these late filings, the Company has complied with the ongoing reporting requirements of Regulation Crowdfunding.

Directors, Officers and Promoters of the Company

The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

<u>Officer & Director Name and Title</u>

Vincent Bryan III: CEO and Director

Mr. Bryan's primary position is with the issuer.

Employment Background

Experienced CEO of several start-ups including Cave B LLC and gained his corporate experience early in his career as Senior Director at Adobe Systems Inc. and the Seattle site manager.

3-Year Work History

Whooshh Innovations Inc. | CEO | 2007– Present

<u>Director Name and Title</u>

Marc Haugen: Director

Mr Haugen's primary position is with Fralock Capital.

Employment Background

Most recently CEO of Fralock and prior to that COO of Kateeva. Earlier in his career Marc was Group Vice President of WW Operations and Supply Chain for Applied Materials for 3 years and Prior to that Vice President of Corporate Operations for Lam Research. BSISE Industrial Engineering from USC and MBA UCLA Anderson School of Management

3-Year Work History

Whooshh Innovations Inc. | Director | 2012– Present

Vice Chair of the Board and Advisor to Fralock/Arsenal Capital | Feb 2025 - Present

Fralock |Chief Executive Officer | Feb 2020 - Mar 2025

Director Name and Title

Michael A. Hendrickson: Director

Michael Hendrickson's current primary role is with Stonebridge Securities LLC.

Employment Background

He is former Chairman of Basin Energy and former VP of Prudential Insurance.

3-Year Work History

Whooshh Innovations Inc. | Director | Jan 2016– Present

StoneBridge Securities LLC | Managing Director | 3-19-1999 – Present

Director Name and Title

Vincent Bryan Jr.: Director, Chairman

Mr. Bryan's primary position is with the Pre-active.

Employment Background

Former Neurosurgeon, Serial Entrepreneur including Spinal Dynamics a medical device company, SageCliffe a Master Planned Resort, and the Gorge Amphitheater, a music venue in Washington State

3-Year Work History

Whooshh Innovations Inc. | Director, Chairman | 2021 – Present

Pre-active | Medical Doctor and Chairman | 2019 – Present

Cave B Estate Winery| Managing Member | 2003- Present

Director Name and Title

Frank Mercker: Director

Frank Mercker's current primary role is with the issuer.

Employment Background

Former Founder and President of Arrowac Fisheries Inc, a Seafood wholesaler in Seattle WA

3-Year Work History

Whooshh Innovations Inc. | Director | 2021 – Present

Frank has been retired for the last 3 years.

Officer Name and Title

Siao Ling Kok: VP of Finance, Treasurer, Secretary

Siao Ling Kok's current primary role is with the issuer.

Employment Background

Siao Ling has spent her entire career using her CPA and MBA skill set in fisheries technology related companies. She brings her breadth of experience to the leadership team at Whooshh.

3-Year Work History

Whooshh Innovations Inc. | VP of Finance, Treasurer, Secretary | 2020 – Present

Controller | MIControls, Inc. | Apr 2012 - May 2019

Controller | Nautilus Marine Enterprises, Inc. | Feb 1994 - Mar 2012

Officer Name and Title

Redwood Stephens: Sr. VP of Engineering

Redwood Stephens current primary role is with the issuer.

Employment Background

Redwood brings decades of product leadership and executive experience to Blue Dot. He was President of Synapse Product Development and Chief Product Officer at Rad Powerbikes.

3-Year Work History

Whooshh Innovations Inc. | Sr. VP of Engineering | Sept. 2023 – Present

Rad Power Bikes | Chief Product Officer | Sep 2020 - Jan 2023

Principal Security Holders

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

There are no shareholders that own 20% or more of Whooshh Innovations Inc.

Business and Anticipated Business Plan

Business of the issuer and the anticipated business plan

Company Overview:

Whooshh Innovations, Inc. ("Whooshh" or the "Company") is using its proprietary and other non-proprietary technologies to help save the fish, feed the planet, grow clean energy and heal the environment, including fish passage solutions to enable fish to migrate over any dam or barrier including through its novel PassagePortal system which does not require large amounts of water to be spilled down a fish ladder or over a dam. Instead this water can be used to produce hydropower while funding our improved fish passage solutions.

Whooshh first tested its proprietary pneumatic technology on live fish in 2011, and the technology has undergone numerous advances and independent and peer-reviewed studies to assure it is safe, timely, and effective for the fish.

In 2013, Whooshh pivoted to developing game changing fish passage, fish handling, and AI enabled sorting solutions, that are both far more economical for its customers and better optimized for the limited and shared fresh water resources.

Today, our solutions are available for selective fish passage over dams, invasive fish species management and removal, commercial aquaculture where fish welfare is paramount, and in fish processing plants where hygiene is critical, water is expensive, and reduced stress on the fish produces superior quality products.
Whooshh systems are being used successfully with fish species all over the world. The core technology has other potential transfer applications including with meat, fruit, and some vegetables, but today, the company offers its products in three markets fish passage, aquaculture, and environmental services.

Background:

At our heart, we are a highly innovative multi-discipline technology company that has developed and patented technologies that provide cost effective product solutions and services for selective fish passage, monitoring, sorting, and fish transfer.

What is selective fish passage?
Fish passage refers to a technology or structure(s) that enables fish to navigate past a dam or barrier, without additional human intervention. It includes fish ladders, fish lifts and other fishways. Supporting native fish populations is more critical now than ever. Native fish are an integral part of their habitats and eco-systems, playing an important role in nutrient cycles, and a crucial part of the food chain.

There is an urgent need for safe, timely and effective fish passage without also enabling invasive fish species (which prey on native fry, compete for resources, and alter their habitat.) That is where "selective" comes in. Fishways today try to pass all fish, even invasive and not native fish which often have a profound adverse effect on the ecosystem and native fish survival. The Whooshh Passage Portal is a fish passage product developed by Whooshh that offers autonomous AI enabled selective fish passage for the first time in real time.

Increasingly the laws and regulations are demanding fish passage of dam owners and operators to either obtain or retain their licenses. Millions of fish, including the likes of salmon, eel, lamprey, sturgeon, and steelhead (among many others), migrate hundreds and sometimes thousands of miles to reach fresh-water spawning grounds and habitat each year. Now, faced with growing challenges such as climate change, warming waters, habitat loss, and invasive species, this crucial migration is becoming increasingly difficult, and numbers of native species have plummeted.

We believe that supporting carbon-reducing, hydropowers' renewable energy is essential (at least for the next fifty years) in the fight against climate change while new clean technologies are developed, deployed, and scaled, and so also a key to the survival of cold blooded (ectothermic) fish species that cannot tolerate higher temperatures if we remove this clean energy solution too early. We acknowledge that hydropower is still the largest producer of renewable energy in the world, and so we committed ourselves to finding a better way for hydropower and native fish populations to each grow

Antiquated fish passage solutions are inadequate or don't exist at all due to economic or artificial constraints. While improving fish passage success, and reducing stress, Whooshh solutions enable up to 10% more hydropower production, by not requiring the diversion of surface waters that would otherwise could go through the turbines and produce electricity. In today's electricity hungry AI datacenter environment, generating 10% more power while improving also improving fish passage of the desired native fish species, has never been possible before, unless every fish was hand sorted and manually transported, which is clearly an unsustainable approach.

What is fish handling?

Fish handling refers to activities where fish are trapped, held, and handled typically in the process of trying to transfer fish from one location to another. The fish are unable to proceed without human intervention.

Fish handling in the aquaculture industry often begins with collecting broodstock and holding them in controlled facilities, where the broodstock is nurtured until they are mature and ready to be spawned and multiple the number of fish available for harvest. This happens at fish hatcheries, traditional sea based aquaculture, and more recently land based aquaculture, including recirculating aquaculture systems or RAS (recirculating aquaculture systems).

Traditionally, in hatcheries and aquaculture, the standard method of moving or transferring fish between tanks or facilities is an aqua pump. The aqua pump requires significant water flows to

be effective, and can be very stressful for the fish when being transported through the system, especially if there is more than a few feet of vertical lift required. This can be problematic. Elevated levels of stress enzymes (e.g. cortisol) found in fish tissue can be detrimental for fish welfare in stock enhancement programs, and also lowers the quality of yield in fish harvested from aquaculture systems. The aqua pump also increases the probability of injuries and mortalities, particularly for large specimens.

Our Solutions

We have designed, developed or acquired technologies, and commercialized them to generate revenue through four divisions within the Company:

•   Fish Passage

•   Aquaculture

•   Environmental

•   Business Support Services

Most of our revenue today comes from product solutions we sell or alternatively deployments where the Company retains title to the equipment. Recurring payments are made to the Company over some defined period of time. Collectively, we call the Passage as a Service (PaaS).

The following is an example (for illustrative purposes only) of how one project may evolve from initial engagement:

A potential hydropower customer is preparing to renew their license for a large hydropower plant. Government regulations and local ordinances now require that the hydropower owner provide a fish passage plan that will meet agreed fish passage performance criteria, or provide other mitigation (e.g. a hatchery) before they will receive their license extension. The potential customer would engage us initially to prepare and provide a feasibility report, including a proposed site layout using our recommended solution. If the proposal in the feasibility report is accepted, we will likely also provide the passage or mitigation solution -- which may include one of our products such as a "PassagePortal™", a modular system that includes multiple modules including our FishlRecognition™ scanner, Migrator™ tubes and pneumatic SalmonCannon™ technologies, that enable the selected fish to passage over the barrier. Oftentin1es there can be months of delays, while the potential customer seeks the requisite regulatory approval for their license renewal plan.

Our detailed engineering drawings allow us to manufacture modular components of the systems by specialty subcontracted manufacturers, which are then sent to our facility at the Port of Seattle and assembled as a complete system for QA testing. When testing is complete, the system is then shipped to the destination site for installation by the customers on-site personnel or general contractors. We provide a supervisory oversight service for these kinds of deployments. Post-

installation we monitor and access our automated systems remotely for routine maintenance and updates and enter into an ongoing license, support, and maintenance agreement.

The structure of a PaaS agreement is flexible and payment terms may include renting, leasing, licensing, off-take a percentage of the power produced by the water saved, power purchase agreements, etc. Under PaaS we may retain title to the equipment and provide remote maintenance and support, including software updates as part of the PaaS agreement over the license term. We work with customers to fulfill their procurement needs but the payment terms are designed to limit risk for the customer and assure a steady stream of income to us for the life of the Hydropower site license. We intend that our PaaS engagements would mimic that of the license period granted to operate the hydropower plant and therefore may last 20 years or more.

Our products are always designed with the biological and behavioral aspects of the fish themselves driving the design decisions. The products are modular and can be configured for specific applications, incorporating more or less product components depending on the site requirements.

Our most sophisticated systems such as the PassagePortal™ are volitional, meaning the fish swim in on their own, and autonomous, meaning the passage systems can operate without human intervention regardless of geography, height of obstacle, or changing water levels. The PassagePortal system sort and pass fish over dams and other obstructions on a near-frictionless, energy-efficient cushion of moist air. Our PassagePortal solution is designed to operate without human handling and has a passage capacity of more than 50,000 fish a day. Depending on site requirements the total cost for a PassagePortal solution can run from one million to twenty million dollars paid over the life of the contract, which may exceed 20 or more years.

However, not all fish passage systems require this level of capacity. For example, if fish need to be handled by a biologist for a study, before delivering the fish back to the river into a truck, tank or hatchery, then one of our fish handling products priced for sale around $150,000 may be all that is needed. These systems are used when fish numbers are relatively low or fisheries managers require hand sorting, for example to tag fish for a study.

In addition, we have integrated sophisticated and elegant scanning and sorting features into our AI trained sorting systems in order to enable hands free sorting, (selecting for size or species for example) and to compile data and high-definition images of every fish for improved fisheries management. This way, we never stop learning about the local habitat and the fish who call it home and our fisheries' managers and dam operators can more efficiently manage the watershed, potentially increasing hydropower production and native fish returns.

Market Size:

There are more about one million dams, including more than 56,000 high-head hydropower dams (dams,with head difference of greater than 50 feet) on this planet. In the United States alone, there are approximately 85,000 dams, only 2,500 of which generate hydropower. In the EU there are about 25,000 hydro powered dams, although they tend to be smaller than in the USA.

Hydropower is the number one renewable energy source worldwide. Hydro power provides more than 50% of the energy in over 38 countries; and in Washington state, where we are based, it provides more than 70% of our electricity. We forecast that through AI infrastructure power demands and regulatory initiatives worldwide, hydropower will increased, including in North America, even if some very old dams mostly smaller dams, are removed. New fish passage will be required on most new hydropower projects on non-powered dams, and most other dams coming up for relicensing, in addition to the approximately 3,400 new hydropower dams under construction around the world. In the case of the high-head dams, Whooshh systems are often the only viable fish passage technologically available for technical or economic reasons. Therefore, these high-head dams are a key market for the foreseeable future, with expected short term revenue to average more than two million dollars per installation. It should also be noted, that at many high-head dams, more than one system will often be required given the width of these same dams.

Addressable Fish Passage Market:

The global Hydro Fish Passage Technology Installation market reached USD 1.14 billion in 2024, propelled by stricter ecosystem regulations and hydropower modernization. The market is projected to grow at a 5.8% CAGR through 2033 to reach USD 1.91 billion. Growth is driven by environmental mandates, investments in renewables, and increased awareness of water project impacts.

Sustainable hydropower development and regulatory compliance are key market drivers, as governments turn to reliable energy sources. Traditional dams disrupt aquatic life, boosting demand for fish passage technologies in both new and retrofit projects, enhancing sustainability and acceptance.

Retrofitting older dams—especially in North America and Europe—is gaining momentum, supported by grants and public-private partnerships aimed at restoring river connectivity and biodiversity. The retrofit segment is set for strong expansion due to growing ecological restoration and regulatory pressures.

Technological advances effectiveness and reducing costs. IoT sensors and analytics enable real-time management and reporting, prompting more investment in innovative solutions that balance ecology and performance.

Addressable Aquaculture Market:

The global aquaculture equipment market size in 2024 is valued at USD 7.92 billion, demonstrating strong growth across key regions. The market is projected to expand at a CAGR of 6.2% from 2025 to 2033, reaching an estimated USD 13.62 by the end of 2033. This expansion is primarily attributed to increased seafood consumption, advancements in aquaculture technology, and heightened investments in sustainable fish farming practices. Current research indicates that the market is undergoing substantial transformation, driven by the adoption of automation, IoT integration, and environmentally responsible solutions, all of which are enhancing efficiency and productivity within the sector.

The trajectory of market growth is significantly shaped by rising demand for protein-rich diets and diminishing wild fish populations, which have positioned aquaculture as a dependable solution for seafood production. Emerging economies—especially within the Asia Pacific region—are experiencing rapid development of commercial fish farms, thereby elevating the need for advanced aquaculture equipment. Government policies encouraging sustainable aquaculture, alongside stricter regulations on overfishing, are further stimulating investments in modern aquaculture systems and devices. These trends are not only facilitating market growth but also advancing operational standards and environmental responsibility within the industry.

Technological progress continues to be a pivotal factor in the advancement of the aquaculture equipment market.

Addressable Fish Conservation/Restoration Market:
Recent research indicates that the global Fish Conservation Restoration market reached a value of USD 1.43 billion in 2024, evidencing strong dedication to river ecosystem rehabilitation internationally. Market projections anticipate growth at a CAGR of 7.2%, with an expected valuation of USD 2.68 billion by the end of 2033. This expansion is primarily attributed to increased investments in aquatic biodiversity, stringent regulatory requirements for ecological restoration, and heightened awareness regarding the environmental consequences of river fragmentation.

A key driver of market growth is the intensified global emphasis on sustainable water management and aquatic ecosystem preservation. Government agencies and environmental organizations are recognizing the importance of unimpeded fish migration for the health of river systems. Significant funding is being directed toward initiatives aimed at restoring river connectivity disrupted by dams, culverts, and other barriers. The implementation of national and international policies such as the European Union's Water Framework Directive and the United States' Endangered Species Act has further facilitated widespread planning and adoption of fish passage solutions. These regulations commonly require hydropower operators and dam owners to invest in robust fish passage restoration measures as a condition for continued operation, thereby supporting steady market advancement.

The sector is also benefiting from technological innovations in fish passage solutions which have enhanced both the effectiveness and cost-efficiency of restoration projects. The integration of monitoring technologies—including telemetry and automated fish counters—provides accurate assessment of passage success and supports adaptive management strategies. These developments not only improve project outcomes but also attract investment from stakeholders seeking long-term, data-driven solutions. Additionally, the growing prevalence of dam removals in North America and Europe is facilitating large-scale river restoration and habitat reconnection, stimulating further demand within the market.

Collaboration among public agencies, private sector entities, and non-governmental organizations (NGOs) is increasingly pivotal to resource mobilization, project approval processes, and the sustainability of fish passage initiatives. Hydropower companies are investing in fish-friendly infrastructure to satisfy regulatory mandates and bolster their social license to operate. NGOs and environmental groups are instrumental in advocacy, project design, and

community engagement, ensuring that restoration efforts deliver meaningful ecological and social benefits. This collaborative approach is fostering innovation, enhancing outcomes, and reinforcing the foundation for sustained market growth.

Regionally, North America and Europe currently lead the Fish Passage Restoration market, accounting for over 60% of global market share in 2024. These regions benefit from comprehensive regulatory frameworks, substantial funding, and a mature ecosystem of solution providers. The Asia Pacific region is emerging as a high-growth market, driven by increasing environmental consciousness, expanded hydropower development, and strengthened government support for river restoration. Latin America and the Middle East & Africa, though smaller in market size, are experiencing rising interest in fish passage solutions as integral components of broader water management and conservation initiatives. The outlook for the global market remains positive, with all regions expected to contribute to consistent expansion through 2033.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering, it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means the Company can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until at least one year from the initial purchase date and may be longer. Although the securities may be tradable under federal securities law, state securities regulations may apply, and Company Subscription Agreement terms may further prevent or limit such trading. Each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF and the terms of the Subscription Agreement. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or

regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional

financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	5,000
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	48,022,682
Maximum Amount of the Securities Offered	617,500
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	48,635,182
Price Per Security	$2.00
Minimum Individual Purchase Amount	$500.00
Offering Deadline	October 31, 2026
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Whooshh Innovations Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding, LLC d/b/a Highlander Crowdfunding ("Highlander"). Highlander is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold from $0-$500k, 4.25% of the value of the securities sold from $500k+ through Regulation CF, and a $2,000 listing fee paid after the first disbursement. The issuer is also responsible for reimbursing Highlander for the cost associated with escrow, payments and bad actor check costs. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000.00 and $1,235,000 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000.00, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000.00, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

Offering Purpose:
If the maximum offering amount is raised, our anticipated use of proceeds is as follows below in the "Use of Proceeds" section.

Use of Proceeds:

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Highlander Portal Fee	4.90%	$490.00	4.90%	$60,515.00
Open Norway Office	10.00%	$1,000.00	10.00%	$123,500.00
New Employee Hires	25.10%	$2,510.00	25.10%	$309,985.00
Employee Comp.	10%	$1,000.00	10.00%	$123,500.00
Working Capital/ Reserves	50%	$5,000.00	50.00%	$617,500.00
Total	**100%**	**$10,000.00**	**100%**	**$1,235,000.00**

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

How will the issuer complete the transaction and deliver securities to the investors?

Transfer Agent - In entering into an agreement on Highlander Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this case, the company will be utilizing a transfer agent.

How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering Highlander will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Highlander Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

Up to $1,235,000 in Common Stock at $2.00 per share with a minimum target amount of $10,000.00.

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,235,000 | 617,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00 per Share
Minimum Investment Amount (per investor): $500.00 | 250 shares of Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500.00. The Company must reach its Target Offering Amount of $10,000.00 by October 31, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Reservation Bonus: If within 10 days of the official offering opening those who reserved shares during the reservation period commit to pay their Reservation Amount or more, they will receive an additional 12.5% bonus shares at the end of the offering term.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

13. Do the securities offered have voting rights? Voting Rights and Proxy:

Common Stock in the Company does have voting rights, however in the subscription agreement, the Investor is giving their voting rights back to the CEO through proxy. Therefore, the Investor should understand that they are not entitled to vote as a result of the execution of the subscription agreement and the purchase of securities in the Company:

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

14. Are there any limitations on any voting or other rights identified above?

See Question 13.

15. How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are permitted by Company in its Subscription agreement and Bylaws and are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. Material terms of any outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights
Common Stock	110,000,000	48,017,682	Yes

2018 Equity Incentives Plan (Options):

- 19,120,496 (27,083 exercised, 8,137,126 outstanding, and 10,956,287 available for issuance under the plan)

Convertible Note: $500,0000 with a conversion price of $1.50/share + 50% bonus shares, if exercised.

Warrants: Total of 3,751,751warrants with a strike price between $0.75 and $1.50 per share.

SAFE: $1,102,349.72

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs

only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

There are no differences reflected above between the securities being offered and each other class of security of the issuer at the time of the offering. The Company only has Common Stock and will be offering Common Stock in this offering. The only difference is in addition to purchasing Common Stock, investors will also be executing a voting proxy as described below, which gives voting rights wo the CEO.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The issuer is raising this Regulation Crowdfunding round at a $96,035,364 undiluted pre-money valuation, and a $143,828,042 fully diluted pre-money valuation when including outstanding options, warrants and notes.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a

venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Material terms of any indebtedness of the issuer as of 12/31/2025:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Foundation	$100,000	4.75%	12/31/2028
Institutional (Bank)	$963,963	6.75-8.5%	4/1/2026-2/15/2028
Government	$746,053	3.75% to Prime + .5%	06/01/2026 to 8/28/2050
Convertible Note	$609,110	15%	7/18/2026
Third Party	$1,863,698	10% - 20%+	6/30/26-11/21/2026
Related Party*	$5,032,716	3.5%- 15%	6/30/2026-2/13/2029

*Related Party debt includes the $609,110 in convertible notes.

24. What other exempt offerings has the Company conducted within the past three years?

Type of security sold: Convertible Note
Final amount sold: $500,000
Use of proceeds: Working Capital
Date: July 18, 2024
Offering exemption relied upon: 4(a)(2)

Type of security sold: Common Stock
Final amount sold: $196,467
Use of proceeds: Working Capital
Date: April 30th, 2024
Offering exemption relied upon: Regulation Crowdfunding

Type of security sold: SAFE Agreements
Final amount sold: $1,002,349.72
Use of Proceeds: $598,350 was related to debt reduction through the conversion of outstanding notes, the remaining amount was used for General Business Purposes.
Date: April 18, 2023 – June 2, 2023
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Common Stock
Final amount sold: $308,811
Use of proceeds: Working Capital
Date: April 17th, 2023
Offering exemption relied upon: Regulation Crowdfunding

Type of security sold: Warrants to purchase Common Stock
Final amount sold: Three warrants to purchase up to 245,922 shares of Common Stock (or each for 81,974 shares) to three related parties, see "Related Party Transactions" below for additional details. Warrant Price: $0.00001 subject to adjustment for certain corporate events (stock split, dividend payment, reorganization, etc.). Expiration date is December 31, 2034.
Use of proceeds: N/A. In connection with an asset purchase
Date: January 1, 2025
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Warrants to purchase Common Stock
Final amount sold: Three warrants to purchase up to 150,000 shares of Common Stock. Warrant Price: $1.50 or 25% of the then current market price. Expiration date is December 2, 2029.
Use of proceeds: N/A. In connection with an asset purchase
Date: December 2, 2024
Offering exemption relied upon: Section 4(a)(2)

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

As of the year ended December 31, 2025, the Company had loans outstanding from related parties totaling $5,032,716 inclusive of accrued interest. All such loans mature between May 2026 and February 2029. Interest rates range from a low of 3.5% to a high of 15%. These loans were originally provided as bridge financing to support working capital needs and/or project financing.

During 2025, the Company borrowed $1,046,648 from multiple related parties and repaid $125,550 to two related parties (collectively, the "Related Party Loans"). The Related Party Loans bear interest at a rate of 10% per annum and mature on or before September 30, 2026. During the year the Company extended the maturity dates of thirty-nine promissory notes with seven different related parties (the "Extended Loans"). The Extended Loans have revised maturity dates ranging from May 1, 2026, through September 30, 2027, with an aggregate principal balance of $1,937,699. Please refer to Exhibit A (Financial Statements) for additional information.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

Yes.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Issuer has an operating history and has financed its activities primarily through a combination of revenues from operations, equity financings, grants, and debt financing. The Issuer's financial statements are included as exhibits to this Form C and should be read in conjunction with this discussion.

Liquidity.

The Issuer's principal sources of liquidity have historically consisted of cash generated from operations, proceeds from prior equity offerings (including Regulation Crowdfunding offerings), grants and studies, and borrowings under loan and financing arrangements. As of the most recent balance sheet date, the Issuer's cash on hand, together with anticipated cash flows from operations and the net proceeds of this offering (if successfully completed), are expected to be sufficient to meet its short-term operating needs. The Issuer may, however, require additional capital to fund growth initiatives, new deployments, and product development beyond the near term. There can be no assurance that additional financing will be available on favorable terms, or at all.

Capital Resources.

The Issuer has funded its operations through a mix of common stock issuances, SAFE or similar equity-linked instruments, government and foundation loans, related-party loans, and bank financing. Certain indebtedness remains outstanding, with varying interest rates and maturities, as described in the notes to the financial statements. The Issuer may seek to refinance, extend, or repay portions of this indebtedness using future operating cash flows or proceeds from financings. The Issuer does not currently have committed sources of additional capital beyond this offering and existing arrangements.

Results of Operations.

The Issuer has generated revenues from a combination of product sales, Passage as a Service or similar recurring service arrangements, consulting services, and grants or studies. Historical results of operations have reflected fluctuations in revenue due to project timing, customer procurement cycles, permitting timelines, and external factors affecting infrastructure and environmental projects. Operating expenses have primarily consisted of personnel costs, engineering and product development, manufacturing and materials, sales and marketing, and general and administrative expenses. The Issuer has historically incurred operating losses in certain periods as it invested in product development, market expansion, and deployment capabilities, although results may vary by fiscal year.

Outlook.

The Issuer expects to continue incurring significant operating expenses as it executes its business plan. Management believes that successful execution of the Issuer's strategy, together with additional capital from this offering or other financings, and debt refinancings, will support continued operations and growth. However, there can be no assurance that the Issuer will achieve profitability or positive cash flow in the future, or that additional capital will be available when needed.

For additional information regarding the issuer's financials, please review Exhibit A.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities? No
   ii. Involving the making of any false filing with the commission? No
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities? No
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   i. In connection with the purchase or sale of any security? No
   ii. Involving the making of any false filing with the Commission? No
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities? No
3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
   i. At the time of the filing this offering statement bars the person from:
      1. **Association with an entity regulated by such commission, authority, agency or officer? No**
      2. **Engaging in business of securities, insurance, or banking? No**
      3. **Engaging in savings association or credit union activities? No**

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order

was entered within the 10-year period ending on the date of the filing of this offering statement? No

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal? No
ii. Places limitations on the activities, functions or operations of such person? No
iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock? No

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
ii. Section 5 of the Securities Act? No

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? No

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? No

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? No

Whooshh Innovations Inc. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Audited Financials: See Exhibit A

Offering Page: See Exhibit B

Testing the Waters Page: See Exhibit C

Subscription Agreement: See Exhibit D

Articles of Incorporation: See Exhibit E

Bylaws: See Exhibit F

Exhibit A

Audited Financial Statements (See attachment to Form C)

Exhibit B

Offering Page (See attachment to Form C)

Exhibit C

Testing the Waters Page (See attachment to Form C)

Exhibit D

Subscription Agreement (See attachment to Form C)

Exhibit E

Articles of Incorporation (See attachment to Form C)

Exhibit F

Bylaws (See attachment to Form C)